Schneider Electric

June 30th, 2006

RECEIVED

2006 JUL -5 P 2:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corp[redacted] Finance
450 F[redacted]
[redacted] 9

06014871

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:
- Schneider Electric China plans to strengthen its medium voltage vacuum technology partnership (Annex 1),
- ZigBee adds Huawei Technologies, Schneider Electric and STMicroelectronics to board of directors (Annex 2),
- Schneider Electric adapts its organization to drive further growth and efficiency as part of its new² program (Annex 3).

Miscellaneous
- Letter to shareholders (issue # 27) (Annex 4).

Information published in the BALO:
- Annual accounts, BALO n° 71 published on 14 June 2006 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 812 953 816 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Merlin Gerin
Square D
Telemecanique

Press Release

Schneider Electric China plans to strengthen its Medium Voltage Vacuum technology partnership

Beijing, China, June 27, 2006 - Schneider Electric's (Euronext: SCHN) main Chinese subsidiary, Schneider Electric China Investment Co. Ltd. (SECI) has announced today its intention to participate into the equity conversion process of Shaanxi Baoguang Vacuum Electronic Apparatus Co. Ltd. (SBVE) with the intention of taking an equity stake of about 40% in SBVE.

Such an equity stake may only be obtained if the equity reform plan presented by SBVE is approved by the relevant authorities and shareholders, and a number of other conditions precedent are satisfied.

SBVE is a leading manufacturer of Vacuum Interrupters, the main technological component of Medium Voltage Vacuum Circuit Breakers. It is listed in the Shanghai Stock Exchange and reported sales of about 29 M€ in 2005.

This transaction would reinforce Schneider Electric China's set-up in Medium Voltage and would complement the formation of Schneider (Shaanxi) Baoguang Electrical Apparatus Co. Ltd. (SSBEA), a new Joint Venture dedicated to the manufacturing and distribution of Medium Voltage Vacuum Circuit Breakers.

The transaction would also be beneficial for SBVE as Schneider Electric plans to provide technical support and enhanced international commercial perspectives.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry, energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Merlin Gerin
Square D
Telemecanique

ZIGBEE ADDS HUAWEI TECHNOLOGIES, SCHNEIDER ELECTRIC AND STMICROELECTRONICS TO BOARD OF DIRECTORS

Addition of Giants Increases Global and Market Momentum, Endorses Standards Approach

San Ramon, Calif. – June 27, 2006 – The ZigBee™ Alliance, a global ecosystem of companies creating wireless solutions for use in home, commercial and industrial applications, today announced the addition of three industry-leading companies, Huawei Technologies, Schneider Electric and STMicroelectronics, to "Promoter" level. These companies join BM Group, Ember Corporation, Freescale Semiconductor, Inc., Honeywell, Mitsubishi Electric, Motorola, Philips, Samsung, Siemens and Texas Instruments on the ZigBee Alliance Board of Directors.

"*Building a comprehensive ecosystem of chipset manufacturers, application developers, and device manufacturers is key to nurturing the market for low power, wirelessly networked monitor and control systems in both home and industrial applications*," said Jonathan Gaw, research manager for the Consumer Markets: Home Networking program of IDC, a leading provider of global IT market research and advice. "*Technologies such as ZigBee will provide the foundation for a networked home that goes beyond PCs and home entertainment to appliances, lighting, heating and cooling, entryways, and other elements of the home.*"

Adding original equipment manufacturers (OEM) to the Alliance as well as platform providers expands synergy and expertise within the ZigBee ecosystem while preparing for large scale introductions of new product. ZigBee already offers the largest selection and most robust supply chain of any wireless control technology with 12 compliant platforms. OEMs are actively selling end-user products based on ZigBee for the medical, automated meter reading, marine safety and home automation markets.

"*Adding three industry leaders like Huawei Technologies, Schneider Electric and ST as Promoters and to our board of directors provides additional expertise, resources and global support for this thriving ecosystem of companies*," said Bob Heile, chairman of the ZigBee Alliance. "*One company can do a lot of good on its own, but the strength and synergy of 200 companies working together is unsurpassable. The ZigBee Alliance continues its growth largely because of its universal standards approach, low cost of entry and industry leading price points.*"

Huawei Technologies was a Participant level member and opted to increase its position within the Alliance. Huawei Technologies is now a leading company in the migration to fixed mobile convergence technology innovation. The company is committed to utilizing wireless sensor technology in telecommunication networks and providing 3G solutions for mobile operators.

"*ZigBee is a global well-developed technical standard for emerging short-range wireless connection market*," said Lixin Sun, head of wireless research and standardization of Huawei Technologies. "*We are expecting more and more potential applications be found when adding ZigBee into our innovative portfolio for integrated fixed and mobile networks.*"

Schneider Electric was a Participant level member prior to joining the board. Schneider Electric is a major player in building automation and is pursuing selective targeted acquisition strategy to further expand its business and worldwide presence. It is building ZigBee technology into its building control and ultraterminal products.

Contacts:

Li Bin
Huawei Technologies
libin@huawei.com
+86 755 2878 6671

Veronique Moine
Media Schneider Electric
veronique.moine@schneider-electric.com
+33 (0)1 41 29 70 76
Investor Relations Schneider Electric
Alexandre Brunet
alexandre.brunet@schneider-electric.com
+33 (0)1 41 29 71 07

Michael Markowitz
ST Microelectronics
michael.markowitz@st.com
+ 1 212-821-8959

Kevin Schader (USA)
GolinHarris for **ZigBee Alliance**
kschader@golinharris.com
+1 415-274-7911

###

Schneider Electric

Annex 3

Press Release

Schneider Electric adapts its organization to drive further growth and efficiency as part of its new² program

Rueil Malmaison, France, June 30, 2006 – Schneider Electric has announced today some adjustments in its organization. «*This organization brings us closer to our customers, faster and more reactive in meeting their needs and gives us more focus, innovation and efficiency in our business*», commented Jean-Pascal Tricoire, Chairman of the Management Board and Chief Executive Officer. «*Our overall goals remain the same, to continue our new² program and deliver the best possible answer to the growing needs of our customers.*»

Marketing and Technology will be streamlined in 7 Business Units: Power, Ultra Terminal, Automation, Services and Projects, Building Automation, Secured Power, Customized Sensors and Technologies.

A new central function, Strategy, Customers and Technology, will be created to align all divisions on the major group directions.

The 4 Operating Divisions – Europe, North America, Asia-Pacific, International & Iberian – and the other central functions – Finance, Control & Legal Affairs, Human Resources, Globalization and Industry, Corporate Quality – will maintain their current responsibilities.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry, energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.
www.schneider-electric.com

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet
Tel. : +33 (0)1 41 29 70 71
www.schneider-electric.com
ISIN : FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. : +33 (0)1 41 29 70 76

DGM
Michel Calzaroni
Olivier Labesse
Tel. : +33 (0)1 40 70 11 89

JUNE 2006

Letter to Shareholders



Succession and new mode of governance



Jean-Pascal Tricoire
President and Chief Executive Officer

Dear Shareholders,

After your Annual Meeting on May 3, 2006, the Supervisory Board of Schneider Electric has appointed me as President and Chief Executive Officer.

I thank you for your trust and confidence in our company. I have been working in Schneider Electric for 20 years now, including Chief Operating Officer for the past two years. I am extremely honored and humbled to take on the leadership of our company.

I have been smoothly prepared for my new job by Henri Lachmann, who will stay on board and ensure continuity as Chairman of the Supervisory Board. Henri has driven our strategy and business redeployment over the past seven years with an indisputable drive.

I am committed to our strategy of business development and operational excellence. We shall keep on growing in selected new businesses, new markets and new geographies. In addition, we shall keep on deploying our just started new² program. new² will reveal more of the potentials of our company over the next three years.

I am convinced that electricity, with its dual components of power and control, is one of the key industries of the future. The impact of electricity and automation and the need for energy savings, efficiency and comfort will transform the face of electricity as we know it today. Whatever the future will be, the future will be electric.

I believe that Schneider Electric is in a unique position in this industry to drive this transformation and capture all possible opportunities. We are focused on our customers, we are a pure player, we are truly global, we operate a good and integrated portfolio of businesses, we invest more than our competition in innovation and we embrace diversity in our management teams. We also show solid strength and reactivity in good and bad environments.

I am confident and enthusiastic about our potential and I thank you for your investment in us. I can assure you our entire team, and especially Pierre Bouchut and myself, will do our best to meet your expectations. I am also committed to our continuous dialogue, so that we can get and integrate your comments and give you the best visibility on our operations, our opportunities and our strategy.

JP TRICOIRE

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World

Schneider Electric revolutionizes the Surge Arrester


Domae Quick PF Surge Arrester

Lightning can cause fires, damage electrical installations and destroy sensitive and costly electrical appliances. Domae Quick PF Surge Arrester, designed, produced and introduced by Schneider Electric in June 2006, is an innovative, ergonomic and effective solution to this problem. It targets the needs of residential and small commercial buildings, offering optimal protection from lightning-related overvoltage for electrical and electronic equipment. A pure product of Schneider Electric R&D, Domae Quick PF represents a major technological leap forward thanks to the integration of a grounding device and a complete end-of-life security system, for a truly secure installation.

An ambitious growth strategy

Absent from the field just ten years ago, Schneider Electric now ranks second worldwide in Ultra Terminal. Revenue from the Ultra Terminal business, which is growing by an average 13% a year, totaled €1.2 billion in 2005, or 10% of total global sales.

Schneider Electric's growth strategy in this area has a dual focus.

The first is to penetrate new markets by leveraging the Company's solid positions in low voltage, primarily in Eastern Europe, Asia and the Rest of the World. The second is to speed growth in countries where Schneider Electric already leads the market by expanding the line-up. At the same time, the Company intends to enhance its portfolio by pioneering innovation in home automation - a business that offers substantial technological synergy with building automation.

To strengthen its competitive position and deploy its strategy in the market...

Schneider Electric recently announced four major acquisitions in Ultra Terminal.

The addition of Germany's Merten has brought in a remarkable home automation range in Europe, while OVA Bargellini in Italy and AEM S.A. in Spain have contributed market-leading lighting ranges and installation systems to the portfolio.

As a result of these acquisitions, Schneider Electric now ranks second in Germany - Europe's largest market - and leads in Asia, thanks to Clipsal.

With an even stronger position as global number 2, the Company should generate revenue of €1.5 billion from Ultra Terminal electrical distribution in 2006.

Schneider Electric is leveraging its widely recognized brands and worldwide positions to expand rapidly in ultra terminal and offer high value-added solutions for homes.

The goal is to delight customers by constantly adapting products to their needs and by helping to upgrade installation standards to reflect and anticipate changing lifestyles.

Your Annual Shareholders' Meeting of May 3, 2006

N°27
JUNE 2006



Serge Weinberg
Vice-Chairman of the Supervisory Board



Pierre Bouchut
Member of the Management Board



Cathy Kopp
Member of the Supervisory Board

Schneider Electric shareholders met in Annual and Extraordinary Meeting on May 3, 2006, primarily to hear the report of the Board of Directors, approve the financial statements for 2005 and modify the governance mode of the company in order to set up a Management Board and a Supervisory Board. The Meeting was chaired by Henri Lachmann, Chairman and Chief Executive Officer.

The Supervisory Board held its first meeting after the Annual and Extraordinary Shareholders' Meeting. It appointed Henri Lachmann as its Chairman and Serge Weinberg as its Vice-Chairman. The Supervisory Board also appointed the Management Board, which has two members: Jean-Pascal Tricoire, Chairman, and Pierre Bouchut.

The Chairman reviewed the highlights of 2005:

- Strong sales growth and gradual change in the company's growth profile, with an increasing contribution from emerging countries and active development in new businesses,
- Strongly improved profitability, with significant increase in operating margin and a higher return on capital employed (ROCE),
- Strong earnings growth - earnings per share up 22% - above the new[2] company program's targets,
- Preparation for the succession and proposal of a new mode of corporate governance.

Shareholders approved the proposed resolutions, which concerned:

- Approval of the 2005 financial statements,
- Payment on May 9, 2006 of a net dividend of €2.25 per share, up 25% over the previous year,
- Transformation of the mode of governance with the implementation of a Supervisory Board and a Management Board,
- Election of the members of the Supervisory Board,
- Financial authorizations given to the Management Board.

The quorum was 43.9% and the resolutions were adopted with a majority vote of between 70.4% and 99.8%.

Schneider Electric

Building a New Electric World